UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-01520
NOTIFICATION OF LATE FILING	CUSIP NUMBER 368682100

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2015

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Aerojet Rocketdyne Holdings, Inc.
Full Name of Registrant
Former Name if Applicable 2001 Aerojet Road
Address of Principal Executive Office (Street and Number) Rancho Cordova, CA 95742
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aerojet Rocketdyne Holdings, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission because additional time is needed for the Company to complete its Annual Report on Form 10-K for the year ended November 30, 2015 (the “Form 10-K”) to allow the Company to finalize its review and quantification of the accounting matters described below.

As reported in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 1, 2016 (the “Form 8-K”), the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) and management,  after discussions with the Company’s independent public registered accounting firm, PricewaterhouseCoopers LLP  (“PwC”), concluded on January 28, 2016, that the consolidated financial statements as of and for the fiscal years ended November 30, 2013 and 2014, and the consolidated financial statements as of and for the quarter ended August 31, 2013, and the consolidated financial statements as of and for the quarters ended February 28, May 31 and August 31, 2014 and 2015, (collectively, the “Previously Issued Financial Statements”) need to be restated. Accordingly, the Previously Issued Financial Statements referenced above and other financial data for such periods that related to that information should no longer be relied upon. PwC and management reevaluated the purchase accounting associated with contracts acquired as part of the acquisition of the Pratt & Whitney Rocketdyne division (the “Rocketdyne Business”) from United Technologies Corporation in the quarter ended August 31, 2013 and the accounting for changes or modifications to one of the acquired Rocketdyne Business contracts beginning in the quarter ended February 28, 2014.  PwC previously audited the Company’s fiscal year 2013 and 2014 consolidated financial statements and reviewed each of the first three quarters of fiscal year 2015. The restatement has no effect on cash received from the Rocketdyne Business acquisition or cash flows generated from operating the Rocketdyne Business.

When combined with the impact of adjustments in the Previously Issued Financial Statements, the Company anticipates that the correction of the matters described above generally will result in an increase to the Company’s loss from continuing operations before income taxes for fiscal 2013 of approximately $9.5 million to $11.5 million and a decrease to the Company’s loss from continuing operations before income taxes for fiscal 2014 and the nine months ended August 31, 2015 of approximately $5.0 million to $7.25 million and $0.25 million to $1.0 million, respectively. The Company is finalizing the review and quantification of these matters.

Management is assessing the effect and the impact of the above matters on its conclusion on internal control over financial reporting as of November 30, 2015. The Company will report its conclusion regarding the Company’s internal control over financial reporting and the effectiveness of its disclosure controls and procedures in the Form 10-K.

The Company expects to file its Form 10-K for the year ended November 30, 2015 within the 15-day extension provided under Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.

PART IV— OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Kathleen E. Redd	(916)	355-4000
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the issue described in Part III above, it is not possible to provide a reasonable estimate of the changes in results of operations from the corresponding period of the latest fiscal year.

Aerojet Rocketdyne Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 1, 2016	By	/s/ Kathleen E. Redd
Kathleen E. Redd, Chief Financial Officer